Exhibit 99.1

ATRenew Inc. Reports Unaudited Second Quarter 2022 Financial Results

SHANGHAI, August 24, 2022 /PRNewswire/ -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•	Total net revenues grew by 14.9% to RMB2,145.7 million (US$320.3 million) from RMB1,867.7 million in the second quarter of 2021.
•

Loss from operations was RMB168.2 million (US$25.1 million), compared to RMB507.3 million in the second quarter of 2021. Adjusted loss from operations (non-GAAP)[1] was RMB42.3 million (US$6.3 million) compared to an adjusted loss from operations of RMB51.0 million in the second quarter of 2021.

•

Total Gross Merchandise Volume (“GMV[2]”) increased by 10.3% to RMB8.6 billion from RMB7.8 billion in the second quarter of 2021. GMV for product sales increased by 15.8% to RMB2.2 billion from RMB1.9 billion in the second quarter of 2021. GMV for online marketplaces increased by 8.5% to RMB6.4 billion from RMB5.9 billion in the second quarter of 2021.

•	Number of consumer products transacted[3] remained flat at 7.8 million compared to the second quarter of 2021.

Mr. Kerry Xuefeng Chen, the Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “Despite the challenges posed by the COVID-19 resurgence, our quarterly revenue surpassed the guidance we provided, as our team proactively adjusted our operations to adapt to changes. Although our business is facing short-term headwinds from the pandemic, we firmly believe that the demand for electronic device recycling, trade-in, and other value-added services will grow concurrently with the long-term development of the circular economy in China. Going forward, we will continue to focus on executing our city-level integration strategy while constantly increasing the penetration of our recycling offerings. At the same time, we will maintain our investment in automation to improve cost efficiency. Furthermore, we will increase strategic investment in category expansion and corresponding capabilities while continuing to provide consumers with more diverse and convenient recycling services.”

Mr. Rex Chen, the Chief Financial Officer of ATRenew, added, “The pandemic has disrupted domestic consumption and adversely impacted our self-operated store business as well as marketplace transactions. Facing such challenges,

[1]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.
[2]

“GMV” represents the total dollar value of goods distributed to merchants and consumers through transactions on the Company’s platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax.

[3]

“Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

we responded nimbly by adjusting our operating strategy and implementing cost control measures. As a result, our losses narrowed compared with the same period of last year. Since June, when cities including Shanghai and Beijing resumed normal production and daily life, our self-operated recycling and trade-in businesses went on a visible path to recovery. In addition, as of June 30, 2022, we have sufficient cash reserves to support our business in the face of a dynamic operating environment. Looking ahead, we plan to tap into new categories and further generate synergies from our city-level integration strategy. We look forward to expanding our market share and delivering long-term value to shareholders and society.”

Second Quarter 2022 Financial Results

REVENUE

Total net revenues increased by 14.9% to RMB2,145.7 million (US$320.3 million) from RMB1,867.7 million in the same period of 2021.

•

Net product revenues increased by 15.6% to RMB1,854.1 million (US$276.8 million) from RMB1,603.4 million in the same period of 2021. The increase was primarily attributable to an increase in the sourcing volume and the corresponding sales of pre-owned consumer electronics through Paipai Marketplace and the Company’s overseas channels.

•

Net service revenues increased by 10.3% to RMB291.6 million (US$43.5 million) from RMB264.3 million in the same period of 2021. The increase was primarily due to the increases in transaction volume and monetization capability of PJT Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses decreased by 2.2% to RMB2,327.4 million (US$347.5 million) from RMB2,379.4 million in the same period of 2021.

•	Merchandise costs increased by 18.5% to RMB1,653.8 million (US$246.9 million) from RMB1,395.4 million in the same period of 2021. The increase was primarily due to the growth in product sales.
•

Fulfillment expenses decreased by 0.1% to RMB275.2 million (US$41.1 million) from RMB275.5 million in the same period of 2021. The decrease was primarily due to the decrease of share-based compensation expenses as the Company recognized more expenses with IPO condition in the same period of last year which was offset by the increases in operation center related expenses and personnel cost which were in line with the Company’s business growth.

•

Selling and marketing expenses decreased by 7.2% to RMB293.4 million (US$43.8 million) from RMB316.3 million in the same period of 2021. The decrease was primarily due to (i) a decrease in sales promotion and coupon expenses as a cost control measure during the resurgence of the COVID-19 variants; and (ii) the decrease of share-based compensation expenses as the Company recognized more expenses with IPO condition in the same period of last year.

•

General and administrative expenses decreased by 85.4% to RMB45.2 million (US$6.8 million) from RMB310.3 million in the same period of 2021. The decrease was primarily due to the decrease of share-based compensation expenses as the Company recognized more expenses resulting from share-based awards granted with an IPO condition in the second quarter of 2021.

•

Technology and content expenses decreased by 27.1% to RMB59.7 million (US$8.9 million) from RMB81.9 million in the same period of 2021. The decrease was primarily due to the decrease in the recognition of share-

based compensation expenses resulting from options granted to employees with an IPO condition compared to the second quarter of 2021.

LOSS FROM OPERATIONS

Loss from operations decreased by 66.8% to RMB168.2 million (US$25.1 million) from RMB507.3 million in the same period of 2021. Adjusted loss from operations (non-GAAP), excluding amortization of intangible assets and deferred cost resulting from assets and business acquisitions and recognition of share-based compensation expenses resulting from options and restricted stock units granted to employees, decreased by 17.1% to RMB42.3 million (US$6.3 million) from RMB51.0 million in the same period of 2021.

NET LOSS

Net loss was RMB125.3 million (US$18.7 million), compared to RMB505.7 million in the same period of 2021. Adjusted net loss (non-GAAP)1 was RMB13.2 million (US$2.0 million), compared to RMB59.7 million in the same period of 2021.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.78 (US$0.12), compared to RMB13.47 in the same period of 2021.

Adjusted basic and diluted net loss per ordinary share (non-GAAP)1 were RMB0.08 (US$0.01), compared to RMB1.59 in the same period of 2021.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers increased to RMB2,594.1 million (US$387.3 million) as of June 30, 2022, from RMB2,421.9 million as of December 31, 2021.

Business Outlook

For the third quarter of 2022, the Company currently expects its total revenues to be between RMB2,500.0 million and RMB2,550.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Environment, Social, and Governance

On June 9, 2022, ATRenew published its second annual environmental, social, and governance (“ESG”) report (the “Report”) incorporating the Task Force on Climate-related Financial Disclosures recommendations, a framework set by the G20's Financial Stability Board, for the first time. In the Report, the Company explores the climate-change-related opportunities and challenges it faces in its operation and reuse of pre-owned electronic devices through the perspectives of governance, strategy, risk management, and metrics and targets.

In order to help quantify its commitment to ESG, the Company has leveraged the Circular Footprint Formula for the first time to disclose its contribution of 464,000 metric tons of green-house gas emission reductions through reusing pre-owned mobile phones in 2021.

Recent Development

On December 28, 2021, ATRenew announced a share repurchase program, effective immediately, to repurchase up to US$100 million of its shares over a twelve-month period. During the second quarter 2022, the Company repurchased 2,881,811 American depositary shares (“ADSs”) in the open market at an average price of US$3.14 per ADS, with a total cash consideration of US$9.0 million. As at the end of the second quarter 2022, the Company repurchased a total of 7,635,651 ADSs for approximately US$31.5 million under its share repurchase program.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, August 24, 2022, at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on Wednesday, August 24, 2022) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	7639205

The replay will be accessible through August 31, 2022, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	6668246

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted loss from operations, adjusted net loss and adjusted net loss per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted loss from operations is loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss is net loss excluding the impact of share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions, fair value change in warrant liabilities and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss per ordinary share is adjusted net loss attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted loss from operations and adjusted net loss help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted loss from operations and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions, fair value change in warrant liabilities and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to provide facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,356,342	1,215,953	181,537
Restricted cash	150,000	—	—
Short-term investments	510,467	1,030,682	153,877
Amount due from related parties, net	410,088	139,043	20,759
Inventories	478,751	673,444	100,543
Funds receivable from third party payment service providers	405,095	347,468	51,876
Prepayments and other receivables, net	840,102	697,237	104,095
Total current assets	4,150,845	4,103,827	612,687
Non-current assets:
Long-term investments	241,527	234,457	35,004
Property and equipment, net	103,843	115,467	17,239
Intangible assets, net	1,075,811	913,693	136,411
Goodwill	1,803,415	1,819,926	271,708
Other non-current assets	127,321	91,234	13,619
Total non-current assets	3,351,917	3,174,777	473,981
TOTAL ASSETS	7,502,762	7,278,604	1,086,668
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	94,999	146,370	21,852
Accounts payable	41,311	66,894	9,987
Contract liabilities	211,964	304,867	45,516
Accrued expenses and other current liabilities	296,627	387,508	57,853
Accrued payroll and welfare	105,787	79,654	11,892
Amount due to related parties	73,976	53,440	7,978
Total current liabilities	824,664	1,038,733	155,078
Non-current liabilities:
Operating lease liabilities, non-current	34,501	37,109	5,540
Deferred tax liabilities	223,138	196,106	29,278
Total non-current liabilities	257,639	233,215	34,818
TOTAL LIABILITIES	1,082,303	1,271,948	189,896
TOTAL SHAREHOLDERS' EQUITY	6,420,459	6,006,656	896,772
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,502,762	7,278,604	1,086,668

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	1,603,419	1,854,133	276,815	2,913,966	3,763,065	561,811
Net service revenues	264,297	291,586	43,533	468,181	589,158	87,959
Operating expenses (1)(2)
Merchandise costs	(1,395,358)	(1,653,834)	(246,911)	(2,491,054)	(3,293,856)	(491,760)
Fulfillment expenses	(275,525)	(275,201)	(41,086)	(498,544)	(571,421)	(85,311)
Selling and marketing expenses	(316,295)	(293,405)	(43,804)	(538,875)	(601,199)	(89,757)
General and administrative expenses	(310,280)	(45,227)	(6,752)	(339,688)	(90,185)	(13,464)
Technology and content expenses	(81,903)	(59,726)	(8,917)	(137,402)	(123,265)	(18,403)
Total operating expenses	(2,379,361)	(2,327,393)	(347,470)	(4,005,563)	(4,679,926)	(698,695)
Other operating income, net	4,369	13,447	2,008	4,730	24,688	3,686
Loss from operations	(507,276)	(168,227)	(25,114)	(618,686)	(303,015)	(45,239)
Interest expense	(5,513)	(2,516)	(376)	(12,065)	(3,519)	(525)
Interest income	1,013	2,053	307	4,433	3,777	564
Fair value change in warrant liabilities	(9,242)	—	—	(9,242)	—	—
Other (loss) income, net	(4,862)	32,739	4,888	(3,948)	(5,884)	(878)
Loss before income taxes	(525,880)	(135,951)	(20,295)	(639,508)	(308,641)	(46,078)
Income tax benefits	19,460	13,876	2,072	38,919	26,989	4,029
Share of gain (loss) in equity method investments	735	(3,175)	(474)	123	(4,950)	(739)
Net loss	(505,685)	(125,250)	(18,697)	(600,466)	(286,602)	(42,788)
Accretion of convertible redeemable preferred shares	—	—	—	(508,627)	—	—
Net loss attributable to ordinary shareholders of the Company	(505,685)	(125,250)	(18,697)	(1,109,093)	(286,602)	(42,788)
Net loss per ordinary share:
Basic	(13.47)	(0.78)	(0.12)	(39.30)	(1.78)	(0.27)
Diluted	(13.47)	(0.78)	(0.12)	(39.30)	(1.78)	(0.27)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	37,552,443	161,498,812	161,498,812	28,219,382	161,374,917	161,374,917
Diluted	37,552,443	161,498,812	161,498,812	28,219,382	161,374,917	161,374,917
Net loss	(505,685)	(125,250)	(18,697)	(600,466)	(286,602)	(42,788)
Foreign currency translation adjustments	2,427	(10,885)	(1,625)	2,152	(10,386)	(1,551)
Total comprehensive loss	(503,258)	(136,135)	(20,322)	(598,314)	(296,988)	(44,339)
Accretion of convertible redeemable preferred shares	—	—	—	(508,627)	—	—
Total comprehensive loss attributable to ordinary shareholders	(503,258)	(136,135)	(20,322)	(1,106,941)	(296,988)	(44,339)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(42,491)	(7,518)	(1,122)	(42,491)	(22,281)	(3,326)
Selling and marketing expenses	(26,264)	(4,147)	(619)	(26,264)	(19,553)	(2,919)
General and administrative expenses	(282,070)	(16,401)	(2,449)	(282,070)	(32,984)	(4,924)
Technology and content expenses	(27,580)	(5,170)	(772)	(27,580)	(9,729)	(1,453)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(76,258)	(91,126)	(13,605)	(152,517)	(176,881)	(26,407)
Technology and content expenses	(1,580)	(1,580)	(236)	(3,160)	(3,160)	(472)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(507,276)	(168,227)	(25,114)	(618,686)	(303,015)	(45,239)
Add:
Share-based compensation expenses	378,405	33,236	4,962	378,405	84,547	12,622
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,838	92,706	13,841	155,677	180,041	26,879
Adjusted loss from operations (non-GAAP)	(51,033)	(42,285)	(6,311)	(84,604)	(38,427)	(5,738)
Net loss	(505,685)	(125,250)	(18,697)	(600,466)	(286,602)	(42,788)
Add:
Share-based compensation expenses	378,405	33,236	4,962	378,405	84,547	12,622
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,838	92,706	13,841	155,677	180,041	26,879
Fair value change in warrant liabilities	9,242	—	—	9,242	—	—
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(19,460)	(13,876)	(2,072)	(38,919)	(26,989)	(4,029)
Adjusted net loss (non-GAAP)	(59,660)	(13,184)	(1,966)	(96,061)	(49,003)	(7,316)
Adjusted net loss per ordinary share (non-GAAP):
Basic	(1.59)	(0.08)	(0.01)	(3.40)	(0.30)	(0.05)
Diluted	(1.59)	(0.08)	(0.01)	(3.40)	(0.30)	(0.05)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	37,552,443	161,498,812	161,498,812	28,219,382	161,374,917	161,374,917
Diluted	37,552,443	161,498,812	161,498,812	28,219,382	161,374,917	161,374,917